ONE MISSION : ONE ENERGY : NEW ENERGY	Mission NewEnergy Limited (ACN: 117 065 719) Tempo Offices, Unit B2 431 Roberts Rd, Subiaco Western Australia, 6008 Tel: +61(0)8 – 6313 3975 Fax: +61(0)8 – 6270 6339 e-mail: info@missionnewenergy.com

30th August 2013

The Manager

Company Announcements Office

Australian Securities Exchange

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam,

Re: Mission NewEnergy Limited Preliminary Final Report (Appendix 4E) for the year ended 30 June 2013 Listing Rule 4.3A

The Directors of Mission NewEnergy Limited are pleased to present the Preliminary Final Report/Appendix 4E for the period ended 30 June 2013 (attached).

For and on behalf of

MISSION NEWENERGY LIMITED

Guy Burnett

Company Secretary

Preliminary Final Report of

Mission NewEnergy Limited

for the year ended 30 June 2013

ABN 63 117 065 719

This Preliminary Final report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.3A.

Current Reporting Period:	Year ended 30 June 2013

Previous Corresponding Period:	Year ended 30 June 2012

This report should be read in conjunction with the most recent annual report.

Source Reference:                    ASX Append 4E.1, ASX listing Rules 4.3C.1

Mission NewEnergy Limited

Results for Announcement To The Market

For the Year Ended 30 June 2013

	Revenue and Net Profit/(Loss)
			Percentage
			Change		Amount
			%		$'000
ASX Append. 4E 2.1	Revenue from ordinary activities	Down	78.04%	to	8,413

	EDITDA	Up	206.02%	to	2,589

ASX Append. 4E 2.2	Profit/(loss) from ordinary activities after tax attributable to members	Up	76.92%	to	(1,446)

ASX Append. 4E 2.3	Net profit/(loss) attributable to members	Up	65.70%	to	(2,177)

	Dividends (Distributions)
					Franked
			Amount per		amount per
			security		Security
ASX Append. 4E 2.4	Final dividend		Nil		Nil

ASX Append. 4E 2.4	Interim dividend		Nil		Nil

ASX Append. 4E 2.5	Record date for determining entitlements to the dividend:		N/A		N/A

Brief explanation of Revenue, Net Profit/(Loss) and Dividends (Distributions)

ASX Append. 4E 2.6

Summary of results

Operating and Financial Review

Revenue for the Group amounted to $8.4 million (2012: $38.2 million). Net cash used in operating activities was A$3.5 million (2012: A$4.9 million). EBITDA of the group amounted to $2.6 million (2012: $0.2 million) and the net loss of the Group, after providing for interest, impairment, depreciation, amortisation and income amounted to $2.2 million (2012: $6.1 million loss).

As at the date of this report, the conditions precedent to concluding the sale of the 100,000 tpa refinery announced in April 2013 are yet to be completed. Had the conditions precedent been completed, the Group would show a reversal of impairment of Property, Plant and equipment to the value of A$12.2 million (US$11.5 million). This would result in an EBITDA of A$14.8 million and a Surplus of A$10.0 million. In addition, Non-current assets held for sale in the Consolodated Group Balance Sheet would increase by A$12.2 million.

Review of Operations

Biodiesel Refining

The raw materials and finished goods inventories on hand at the beginning of the year were sold and the proceeds were used to sustain the administration of the plant.

In April 2013, Mission entered into an agreement with Felda Global Ventures Downstream Sdn Bhd (FGVD) to sell the 100,000 tpa biodiesel refinery for US$ 11.5 million. FGVD is a wholly owned subsdiary of Felda Global Venture Holdings Berhad, a public company in Malaysia and listed on the Malaysia Stock Exchange. The completion of the sale is expected to be in the third quarter of 2013.

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Mission’s second refinery (250,000 tpa)

The 250,000tpa is under care and maintenance of the EPCC contractor. The matter of handover and settlement has been referred to arbitration.

Impairment of refinery assets

The Board reviews the carrying value of its refinery assets at each reporting date. At 30 June 2013 the Company continues to impair any additions to the refineries.

Upstream Feedstock Business

Mission has essentially completed the previously disclosed restructure, which had commenced in the prior year, and the operations have been substantially downsized and the Group continues to look for opportunities to dispose assets.

Downstream Palm Oil Joint Venture Project

The Group has initiated arbitration proceedings against the Joint Venture partner for failing to meet the terms of the Joint venture agreement.

Wind farm business

The two windmills owned by the Company of 1.65 MW each, generated and sold under a Power Purchase 4,766,168 kwh during the twelve months to 30 June 2013.

Capital Markets and Funding

In November 2012 the Group successfully completed a Convertible Note exchange offer, which removed all further coupon payments and increased the number of shares issued upon conversion of notes from 4:1 to 433:1.

In February 2013, the Group completed a loan agreement with SLWI International to provide the company with a US$5 million line of credit facility.

4

CONSOLIDATED GROUP INCOME STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2013

		2013	2012
	Note	$'000	$'000
Sales revenue		159	27,265
Other income		8,254	10,937
Total revenue	2	8,413	38,202
Cost of sales		(368)	(26,153)
Employee benefits expense		(1,618)	(3,221)
Net foreign exchange gains/(losses)		(1,419)	355
Consultants’ expenses		(115)	(692)
Impairment of trade receivables		-	(188)
Impairment of inventories and biological assets		(680)	(302)
Impairment of assets		(45)	(4,268)
Shareholder expenses		(109)	(249)
Travel expenses		(93)	(407)
Research and development		-	-
Rental expenses		(81)	(137)
Other expenses from ordinary activities		(1,296)	(2,789)
Earnings before interest, tax, depreciation and amortisation		2,589	151
Depreciation and amortisation expenses		(7)	(276)
Share of loss of equity-accounted investees (net of tax)		-	(75)
Finance Cost – amortisation		(3,394)	(1,067)
Finance costs		(654)	(2,159)
Profit/(loss) before income tax		(1,466)	(3,426)
Income tax (expense)/benefit		20	(16)
Net (loss)/profit before minority interest		(1,446)	(3,442)
Profit/(Loss) attributable to minority equity interests		(14)	68
		(1,460)	(3,374)
Loss for the year from discontinued operations		(717)	(2,756)
Net (loss)/profit attributable to members of the parent entity		(2,177)	(6,130)
Basic earnings/(loss) per share (cents)	8	(0.21)	(0.69)
Diluted earnings/(loss) per share (cents)	8	(0.21)	(0.69)

5

CONSOLIDATED GROUP BALANCE SHEETS

AS AT 30 JUNE 2013

		2013	2012
	Note	$'000	$'000
CURRENT ASSETS

Cash and cash equivalents	6	1,420	1,456

Trade and other receivables		3,833	4,225
Inventories		-	1,192
Other financial assets		12	581
Other assets		221	204
Current tax assets		-	24
		5,486	7,682
Non-current assets held for sale		2,000	2,287
Total current assets		7,486	9,969
NON-CURRENT ASSETS
Property, plant and equipment		6	681
Deferred tax assets		-	-
Other Assets		40	53
Total non-current assets		46	734
TOTAL ASSETS		7,532	10,703
CURRENT LIABILITIES
Trade and other payables	4	1,835	2,175
Financial Liabilities		27,404	83
Short-term provisions		136	104
		29,375	2,362
Liabilities included in disposal group held for sale		1,676	1,567
Total current liabilities		31,051	3,929

NON-CURRENT LIABILITIES
Financial liabilities		1,558	31,215
Deferred tax liabilities		-	-
Total non-current liabilities		1,558	31,215
TOTAL LIABILITIES		32,609	35,144
NET ASSETS (DEFICIT)		(25,077)	(24,441)

EQUITY
Issued capital		110,415	110,320
Reserves		12,970	5,684
Retained earnings (Accumulated losses)	5	(148,408)	(140,377)
Minority Interests		(54)	(68)
Total Equity (Deficiency)		(25,077)	(24,441)

6

CONSOLIDATED GROUP CASH FLOW STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2013

	Note	2013 $’000	2012 $’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		891	32,219
Payments to suppliers and employees		(3,630)	(35,329)
Interest received		3	257
Finance costs		(746)	(2,023)
Income tax paid		(2)	5
Net cash (used in) operating activities	6	(3,484)	(4,871)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(22)	(619)
Proceed from sale of equipment		1,950	170
Release of performance bond and deposits		511	103
Acquisition of subsidiary		-	(950)
Investment into associates		-	(2,676)
Investment in held to maturity investment and deposits		-	-
Net cash (used in) investing activities		2,439	(3,972)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issue (net of costs)		95	-
(Repayments)/proceeds from borrowings		1,255	(5,461)
Net cash provided by financing activities		1,350	(5,461)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		305	(14,304)
Cash and cash equivalents at beginning of the financial year		1,456	15,761
Effects of exchange rate fluctuations of cash held in foreign currencies		(341)	(1)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR		1,420	1,456
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Mission NewEnergy Limited

 Notes to the Preliminary Final Report

For the Year Ended 30 June 2013

1.	Basis of Preparation

This preliminary final report has been prepared in accordance with ASX Listing rule 4.3A and the disclosure requirements of ASX Appendix 4E.

The accounting policies adopted in the preparation of the preliminary final report are detailed in Attachment 1.

			2013 $’000	2012 $’000
	2.	Profit from Ordinary Activities
ASX Append 4E.3		Loss from ordinary activities before income tax includes the following items of revenue and expense:
		Revenue from Operating Activities
		Sale of finished goods	159	27,265
		Sale of assets	146	-
		Interest received	10	277
		Sale of raw materials	350	-
		Gain on settlement of convertible notes	7,748	10,300
		Sundry Income	-	360
			8,413	38,202

	3.	Commentary on Results

ASX Append 4E.14		See above from page 1.

8

Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2013

4.	Trade and other payables

	CURRENT

	Unsecured liabilities:

	Trade payables	176	1,293

	Interest accrued	-	646

	Sundry payables and accrued expenses	403	236

	Deposit received on sale of 100,000 tpa refinery	1,256	-

		1,835	2,175

	5.	Retained Earnings/(Accumulated Losses)
			2013 $’000	2012 $’000
ASX Append
4E.8		Balance at the beginning of the financial period	(140,377)	(135,720)
		Changes in Convertible Note reserve due to restructure	-	-

		Gain on settlement of Series 1 Convertible Note	(5,854)	1,473

		Net Profit (loss) attributable to the members of Mission NewEnergy Ltd	(2,177)	(6,130)

		Balance at the end of the financial period	(148,408)	(140,377)

9

Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2013

	6.	Notes to the Statement of Cash Flows
ASX Append 4E.5		Reconciliation of Cash	2013 $’000	2012 $’000
		For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial period as shown in the statement of cash flows is reconciled to the balance sheet as follows:

		Cash	1,420	1,456

		Reconciliation of Profit from Ordinary Activities after Related Income Tax to Net Cash Used in Operating Activities

		Profit / (Loss) after income tax	(2,163)	(6,198)

		Non cash flows in profit / (loss)

		Depreciation of plant and equipment	151	516

		Amortisation of Convertible Note Costs	-	17

		Non cash finance costs	137	-

		Profit on the restructure of Convertible Note	(7,748)	(10,300)

		Amortisation of Equity portion of Convertible Note	3,394	1,067

		Provision for employee benefits	30	11

		Impairment of Trade Receivables	-	931

		Impairment of assets	403	4268

		Impairment of Inventory and Biological assets	733	402

		Share of loss of equity-accounted investees	-	75

		Share based payment expense	-	299

		Net cash provided by / (used in) operating activities before change in assets and liabilities	(5,063)	(8,912)

		Change in assets and liabilities

		- (Increase) decrease in receivables	617	3,954

		- (Increase) decrease in inventories	374	4759

		- (Increase) decrease in biological assets	-	-

		- (Increase) decrease in other assets	81	230

		- (Increase) decrease in deferred tax and current tax	25	6

		- Increase (decrease) in creditors and accruals	(1,032)	(4,691)

		Foreign Currency Adjustments	1,514	(217)

			1,579	4,041

		Cash (used in) operations	(3,484)	(4,871)

10

Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2013

	7.	Details Relating to Dividends (Distributions)

ASX Append 4E.6 ASX Append 4E.14.2		The company did not declare a dividend during the financial period and has not declared a dividend since the end of the financial period.
Source Reference

8.	Earnings Per Share
		2013 $ per share	2012 $ per Share
	Basic earnings/(loss) per share (EPS)	(0.21)	(0.69)

	Diluted earnings/(loss) per share (EPS)	(0.21)	(0.69)

ASX Append 4E.14.1	Basic Earnings per Share

	The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:
		2013 $’000	2012 $’000
	Earnings (a)	(2,177)	(6,130)

	2013 Number	2012 Number
Weighted average number of ordinary shares (b)	10,481,820	8,919,299

(a)	Earnings used in the calculation of basic earnings per share reconciles to net profit in the income statement as follows:

	2013 $’000	2012 $’000
Operating net profit attributable to the members of Mission NewEnergy Limited	(2,177)	(6,130)

Earnings used in the calculation of basic EPS	(2,177)	(6,130)

(b)	Options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share.

11

Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2013

Source Reference
	9.	Net Tangible Assets Per Security
			2013 $ per share	2012 $ per share

ASX Append		Net tangible asset (deficit)/surplus per security	(2.31)	(2.6)
4E.9

	10.	Details of Entities Over which Control Has Been Gained or Lost
ASX Append 4E.10		NIL

ASX Append 4E.10.1

ASX Append 4E.10.2

ASX Append 4E.10.3

11.	Contingent Liabilities and Contingent Assets

The company has terminated a JV agreement in Indonesia and is in discussion with the JV party to determine an appropriate way forward. This may result in an inflow of cash resources to the Company, however at this stage it is not possible to quantify this value.

A subsidiary of the company has received various claims for payments from the contractor liable to complete the construction of Missions 250,000 tpa refinery. The subsidiary company disputes these claims and has counter claimed on various matters. In addition the subsidiary company has submitted that all these matters should be heard as part of the arbitration proceedings. These may result in an outflow or inflow of cash resurces to the company however it is not possible to quantify this value.

The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2013.

	12.	Segment Information
ASX Append 4E.14.4		Refer to Attachment 2

	13.	Discontinuing Operations
The Board has previously resolved to sell non-core assets in India being the windmill power generation operation in India and the office complex. In addition, during the current financial year, the Group completed the restructure of the Indian Jatropha operations and the operations have been significantly downsized. Accordingly these assets have been classified as non-current assets held for sale and the operations as discontinued operations.

12

Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2013

Source Reference
	14.	Other Significant Information

ASX Append 4E.12		Not applicable

	15.	Information on Audit or Review
ASX Append 4E.15		This preliminary final report is based on accounts to which one of the following applies.
		The accounts have been audited	The accounts have been subject to review
		☒ The accounts are in the process of being audited or subject to review	The accounts have not yet been audited or reviewed

ASX Append 4E.16		Description of likely dispute or qualification if the accounts have not yet been audited or subjected to review or are in the process of being audited or subjected to review.
Not applicable

ASX Append 4E.17		Description of dispute or qualification if the accounts have been audited or subjected to review.
Not applicable

13

Attachments

Attachment 1: 30 June 2013 Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

a.	Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biotechnologies Sdn Bhd (MBTSB), Mission Biofuels Sdn Bhd, Enviro Mission Sdn Bhd, Mission Agro Energy Limited Mission, Biofuels (India) Pvt Limited, Oleovest PL, Scarborough Beach Holdings, Inc., PJ Trading, LLC, and PJ Trading Pennsylvania, LLC.

All controlled entities have a 30 June financial year-end.

All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Non-controlling interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b.	Business combinations

The Group applies the acquisition method in accounting for business combinations. The consideration transferred by the Group to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Group, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. The Group recognises identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognised in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognised amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognised in profit or loss immediately.

14

c.	Income Tax

The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

d.	Inventories

Inventories are measured at the lower of cost and net realisable value.

e.	Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

The cost of fixed assets constructed within the Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

f.	Depreciation

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

15

Class of Fixed Asset	Depreciation Rate
Buildings	5%
Leasehold improvements	10%
Machinery and equipment	10%
Biodiesel Plant	5%
Computer equipment	20% - 33%
Motor Vehicles	20%
Office equipment	10%
Leased plant and equipment	10%
Windmills	4.75%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement.

g.	Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the Group, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

h.	Financial Instruments

Recognition

Financial instruments are initially measured at fair value on trade date, which includes transaction costs (except where the instrument is classified as ‘fair value through profit or loss’ in which case transaction costs are expensed to profit or loss immediately), when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

16

Compound financial instruments (Convertible Notes)

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Held-to-maturity investments

These investments have fixed maturities, and it is the Group’s intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm’s length transactions, reference to similar instruments and option pricing models.

Hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency exposures. On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to hedged risk, and whether the actual results of each hedge are within a range of 80 - 125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for as described below.

17

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss. When the hedged item is a non-financial asset, the amount recognised in equity is included in the carrying amount of the asset when the asset is recognised. In other cases the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified in profit or loss.

Impairment of financial assets

At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognised in the income statement.

i.	Impairment of non-financial Tangible and Intangible Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed at each reporting date for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

j.	Intangibles

Goodwill

Goodwill on consolidation is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

k.	Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and will be amortised on a systematic basis matched to the future economic benefits over the useful life of the project. As the development phase is still in progress, amortisation has not commenced. The estimated useful life of this asset will be determined when the development stage is complete.

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l.	Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•	income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and

•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the income statement in the period in which the operation is disposed.

m.	Employee Benefits

Provision is made for the company’s liability for employee benefits arising from services rendered by employees to reporting date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

Equity settled share-based payments are measured at fair value at the date of grant. Fair values of options are measured using the Black Scholes model. Fair value of performance rights are based on the closing share price on the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The fair value determined at the grant date of the equity settled share share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

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n.	Payables

Trade payables and other accounts payable are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

o.	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

p.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

q.	Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers, when reasonable certainty exists that such revenues will be realised and the risks and rewards of ownership have been transferred.

The change in the fair value of biological assets (refer accounting policy 3w) is recognised in revenue in the period in which the change in fair value occurs.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers

All revenue is stated net of the amount of goods and services tax (GST).

r.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period in which they are incurred.

s.	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

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Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows

t.	Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

u.	Rounding of Amounts

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, unless otherwise stated, amounts in the financial report and directors’ report have been rounded off to the nearest $1,000

v.	Non-current assets held for sale

Non-current assets held for sale are measured at the lower of cost or fair value less cost top sell when the assets is available for immediate sale and expected to be sold within 12 months. No depreciation is recorded over the assets held for sale.

Liabilities are classified as 'held for sale' and presented as such in the statement of financial position if they are directly associated with a disposal group.

w.	Biological assets

Biological assets, in the form of Jatropha Curcas saplings, are measured at fair value less estimated point of sale costs, with the changes in fair value during the period recognised in the Income Statement. Points of sale costs include all costs that would be necessary to sell the asset.

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Attachment 2: Segment report

	Biodiesel Refining (Malaysia)		Downstream Palm Oil Project		Corporate		Consolidated (Continuing Operations)
	2013 $’000	2012 $’000	2013 $’000	2012 $’000	2013 $’000	2012 $’000	2013 $’000	2012 $’000
Primary Reporting — Business Segments
Revenue
Revenue	159	27,265	-	-	-	-	159	27,265
Other revenue	503	420	-	-	7,751	10,518	8,254	10,938
Total segment revenue	662	27,685	-	-	7,751	10518	8,413	38,203
Impairment	725	2,701	-	-	-	2,058	725	4,759
Result
Segment result before tax	(2,839)	(4868)	78	(454)	1,295	1896	(1,466)	(3,426)

Profit/loss from ordinary activities before income tax							(1,466)	(3,426)
Income tax expense							20	(16)
Net profit/(loss)							(1,446)	(3,442)

Segment assets	1,213	4,319	2,717	2,731	1,511	860	5,441	10,512
Segment liabilities	592	1,385	-	-	30,186	31,949	30,778	35,101
Acquisitions of property, plant and equipment	17	515		-	5	55	22	570
Depreciation and amortisation	3	179	-	-	4	97	7	276